Exhibit 99.2

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Special Meeting of Shareholders to be held on January 14, 2008

This Form of Proxy is solicited by and on behalf of management of Cognos Incorporated (“Cognos” or the “Corporation”) pursuant to a management proxy circular dated December 10, 2007 (the “Circular”).

Notes to proxy

1.             Every holder of Cognos common shares has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the Special Meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.              If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.              This proxy should be signed in the exact manner as the name appears on the proxy.

4.              If this proxy is not dated, it will be deemed to bear the date on which it is mailed by management of Cognos to the holder.

5.             The securities represented by this proxy will be voted FOR or AGAINST the Special Resolution as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted FOR the approval of the Special Resolution.

6.               This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Special Meeting or other matters that may properly come before the Special Meeting or any postponement or adjournment thereof.

7.               This proxy should be read in conjunction with the accompanying Notice of Special Meeting and Circular.

PROXY INSTRUCTIONS SUBMITTED MUST BE RECEIVED BY 5:00 P.M., EASTERN TIME, ON JANUARY 10, 2008 OR, IF THE SPECIAL MEETING IS ADJOURNED OR POSTPONED, 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE COMMENCEMENT OF SUCH ADJOURNED OR POSTPONED SPECIAL MEETING.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

	To Vote Using the Telephone		To Vote Using the Internet

•	Call the number listed BELOW from a touch tone telephone.	•	Go to the following web site: www.investorvote.com

1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the nominees of Cognos management named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

00IGRC

Appointment of Proxyholder

The undersigned holder of common shares of Cognos Incorporated hereby appoints: Renato Zambonini, Chairman of the Board or failing him Robert G. Ashe, President and Chief Executive Officer of the Corporation

OR	Print the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder, with full power of substitution and authorize each of them to represent and vote, as designated below, all of the common shares of the Corporation owned of record on December 5th, 2007, by the undersigned at the Special Meeting of Shareholders of the Corporation to be held on the 14th day of January, 2008 at 2:00 p.m. EST at the Tudor Reception Hall, 3750 Bowesville Road, Ottawa, Ontario, Canada and at any adjournment or postponement thereof, in the same manner, to the same extent and with the same powers as if I/we were present at that meeting or any adjournment or postponement.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Special Resolution	For	Against

The special resolution approving the arrangement under Section 192 of the Canada Business Corporations Act involving the acquisition by 1361454 Alberta ULC, an indirect subsidiary of International Business Machines Corporation, of all of the issued and outstanding common shares of the Corporation in exchange for US$58.00 per common share, in the form set forth in Appendix A to the Circular.

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Special Meeting. If no voting instructions are indicated above, this Proxy will be voted FOR the approval of the Special Resolution.

	Signature(s)	Date MM/DD/YY

00IGSB	A R 0	C S N Q